Exhibit 99.(e)(2)

Budget Speech

Budget Speech

Madam Speaker,

I move, that the Appropriation (2007/08 Estimates) Bill be now read a second time.

The central message of Budget 2007 is the importance of saving and investing.  Budget 2007 is designed to promote a stronger saving culture and encourage greater investing.

This will create a more productive economy, a deeper capital base, a more prosperous retirement future for New Zealanders, and ensure we can be less dependent on foreign capital.

Increasing saving and investing will underpin the Government’s three core themes of economic transformation, families young and old, and national identity.

It will help build a sustainable future for New Zealand over the long term.

Higher levels of investing and deeper and broader capital markets are important preconditions for improving productivity and enhancing economic transformation.

Higher levels of saving will assist young families to accumulate the deposit for a first home and help to build assets to improve standards of living in retirement.

Generating more of our own saving and investing will lessen our current very high levels of dependence on foreign capital and enable us to be more economically independent.

Budget 2007’s central message of saving and investing is given against the background of continued substantial imbalances in the economy.

After a brief period of economic slowdown in 2005/06 economic growth has begun to pick up again. But this growth is based on domestic demand.  The New Zealand dollar, having briefly dropped to US60 cents in early 2006, quickly resumed appreciating to levels well above its equilibrium rate.  This is placing significant stress on the exporting sector, though some parts, such as dairy, are substantially cushioned by high commodity prices.

At the same time, the high exchange rate means that import prices remain low.  With high interest rates encouraging strong capital inflows, and appreciating property values and strong household spending underpinning high levels of household borrowing, domestic demand growth has remained very strong.  Hence New Zealand’s current account deficit of around nine per cent of GDP and continued inflation pressures.

Meanwhile, stronger economic growth than predicted last year, combined with strong investment performances by the Crown Financial Institutions and underspending against Budget, has led to a stronger fiscal outturn for 2006/07 than forecast in Budget 2006.

Against a forecast cash deficit of $1.5 billion the forecast outturn for the current year, 2006/07, is now expected to be a surplus of $1.7 billion. This compares with a cash surplus in 2005/06 of $3 billion.

The operating surplus has moved much less, from a forecast of $5.8 billion to $6.3 billion or 3.8 per cent of GDP.  The corresponding figures in 2005/06 were $11.5 billion or

7.3 per cent of GDP. While the operating surplus has fallen substantially the Government’s fiscal management has continued to lean against demand pressures in the economy. But this level of surplus is still somewhat higher than necessary to be consistent with the Government’s long term fiscal objectives.

What is equally clear is that while some of the economic imbalances will slowly correct over time, there are more fundamental imbalances which are driving some of the short-term ones. This means that corrective action such as monetary policy has had to be more severe than is desirable.

In particular, the low and declining rate of household saving in New Zealand is a major contributor to these trends.  While there is room for argument about the accuracy of any particular measure of household saving, all the different measures show the same trend over the last twenty years or so – a movement into negative household saving which continues to decline.

Moreover, many of the traditional explanations of such a trend do not withstand close analysis.  Once low saving was put down to high inflation – but New Zealand has had low inflation throughout the last fifteen years.  Real personal and household incomes have been rising.  Job security overall is much higher than it was fifteen years ago in the aftermath of the Employment Contracts Act.

New Zealand Superannuation levels, in relative terms, are lower than they were twenty years ago while the age of eligibility is now five years higher.  And, while in fact the New Zealand Superannuation Fund has given much greater certainty to the future of New Zealand Superannuation, a clear majority of New Zealanders under the age of forty still tend to doubt whether it will be there to support them in retirement.

Thus the favourite economists’ (and others’) nostrum of simultaneously cutting taxes and New Zealand Superannuation would have no effect on the saving rate.

There are, of course, a few who say New Zealand does not have a saving problem.  These are the macroeconomic equivalent of climate change deniers. They only need to look at our very large current account deficit, one of the highest national debts in the world relative to national income, and growing public concerns about our inability to retain ownership and control of much of our own economy.

This Labour-led Government has already put in place the KiwiSaver scheme. This begins operation on 1 July.  KiwiSaver is designed to use the power of inertia to encourage people to save.  On taking up a new job people will be automatically enrolled.  Pay deductions at the rate of four per cent of gross income will begin with the ability to opt for a higher level of eight per cent.  People not wishing to stay in must opt out within eight weeks.

The Government will contribute an upfront payment of $1000 to kickstart each KiwiSaver account.  KiwiSaver savings are locked in until age 65 subject to a small range of exceptions.

While KiwiSaver in its current form is the most significant change in saving policy since the National Government abolished the Third Labour Government’s compulsory saving scheme in 1976 it is clear that the needs of New Zealand and New Zealanders raise the question of whether more should be done.

The size of the fiscal surpluses allows room for further initiatives. There were two options facing me in recommending action to Cabinet.  One was the tax threshold indexation changes outlined in 2005, or some other form of modest personal tax cuts, which for most people would increase take-home pay by a few dollars a week while adding to the demand pressures in the economy.  The other was a series of bolder moves to strengthen KiwiSaver to build greater economic and social strength for the future.

In my view the choice was not a difficult one.  Every dollar saved today is worth more in the future.  A small tax cut now would be spent and then gone.  Increasing saving encourages more personal responsibility.

If we help more people save now that will reduce the need for people to receive income-tested supplementary assistance from the government in the future.  That is particularly true if more saving now enables young couples to save for a deposit on a first home and work towards a mortgage-free retirement.

But in designing assistance and encouragement for saving it is important to recognise that those on modest incomes have the most difficulty in saving and therefore need a stronger relative incentive to encourage saving.  Traditional saving incentives tend to have the opposite effect.

This Labour-led Government wants to see more people, not fewer, sharing in the wealth that we create.

Madam Speaker,

Three major initiatives are being announced today.

First, the vast majority of full-time income earners will qualify for a tax credit of $20 a week for their KiwiSaver contributions.

This will take the form of a dollar for dollar matching credit of up to $20 per week for individual contributions.  Thus anyone earning $500 per week or more will automatically qualify for the full credit.  The credit will be paid on an annual basis into a person’s KiwiSaver account after the end of each tax year.

This credit will come into force with the start of KiwiSaver on 1 July.  Legislation to enact this will be introduced and passed under urgency later today.

The new tax credit will also be available to members of schemes that are subject to complying fund rules.  Self-employed people in a KiwiSaver scheme will also qualify for the credit.

The second major new initiative is to provide that, from 1 April next year, where an employee opts to stay in KiwiSaver, or to join it and make contributions, a compulsory matching employer contribution will be phased in.  This will start at one per cent of the employee’s gross income in 2008/09 and will, over the next three years, be phased up to match the minimum employee contribution level of four per cent by 2011/12.  Employers will not be required to match the higher contribution rate of eight per cent.

There is no doubt that employer contributions will create a greater sense of employee loyalty.  The accumulation of savings funds in this way will also create greater incentives for workers to stay in New Zealand.

The Government expects that the phase-in of the compulsory matching employer contributions will be taken into account in wage and salary bargaining as is the case in the current campaign by the Engineering, Printing, and Manufacturing Union.

In order to ensure that contributions do reach the four plus four level, all options which allow an employer contribution to count towards the minimum KiwiSaver member contribution (such as the two plus two option) will be phased out from 1 April 2008.

The third major initiative, which will substantially reduce the cost to employers of the new compulsory contributions, will be that those employer contributions will qualify for a matching tax credit of up to $20 a week per employee.

Unlike the employee tax credit this will not be paid into a KiwiSaver account but will be available directly to the employer to offset costs.  The effect of this is that, at full operation, the first $500 a week of each employee’s wage or salary will not incur a net cost in relation to the KiwiSaver employer contribution for that employee.  In the first year, 2008/09, the employer’s contribution costs on the first $2000 a week of employee income will be met, and in 2009/10 on the first $1000 a week.  The net additional costs to employers by 2011/12 should overall be no more than around one per cent of the national wage and salary bill at that point.

The combined effect of the employee and employer tax credits is that the Government will be supporting saving on all those earning $500 a week or more by $40 a week, and fully matching the costs of KiwiSaver contributions on earnings of up to $500 a week.

There are a range of subsidiary and consequential decisions which are being announced separately. Legislation to provide for the employer’s contributions and tax credits will be introduced and referred to a select committee under urgency later today.

The impact of changes to KiwiSaver on a range of average New Zealanders will be dramatic.  For a couple on the average household income, with one income earner entering KiwiSaver at age 30, their accumulated savings at age 65 in constant dollar terms are projected to be $380,000 under the revised KiwiSaver scheme compared with $170,000 under the initial provisions.

If the same couple on the average household income each had the same income then accumulated savings at age 65 would be $440,000 on the revised KiwiSaver scheme compared with $170,000 under the initial provisions.

The social justice element in KiwiSaver becomes even clearer if we consider a two income couple, both on the same wage, where total income is just 60 per cent of the average household income.  If they enter KiwiSaver at age 30, they are now projected to accumulate $300,000 between them compared with $100,000 under the initial provisions, three times as much.

Obviously the cost of the new KiwiSaver provisions will depend on the rate of take-up.  On the assumption that there is a 50 per cent take up after ten years the annual cost of the additional expenditure will be $680 million in 2008/09 rising to $1.63 billion in 2016/17.  This will take total KiwiSaver expenditure to $965 million in 2008/09 rising to $2.03 billion in 2016/17.

If take up is faster – say 50 per cent after five years – the additional expenditure for the new elements will be $1.14 billion in 2008/09 rising to $1.57 billion in 2011/12.  Total KiwiSaver expenditure would be $1.43 billion in 2008/09 rising to $1.94 billion in 2011/12.

Unlike tax cuts in the pocket, the impact on demand will be very small and may well be negative.  And while the increased availability of realistic first home deposits five years or so down the track may put a little extra pressure on the housing market the greater encouragement to non-housing saving and investing should more than counterbalance that.

One issue that has come to the fore in recent years, which the enhancements to KiwiSaver highlight, is the growing pressure for large managed funds to be accountable for the way in which they invest.

Disclosure requirements can be a low cost and efficient way of encouraging responsible investing. The United Kingdom has had such disclosure requirements in place since 2000.  Australia has similar requirements.

Disclosure requirements allow providers to market themselves as responsible investors but also ensure fund members are aware of the portfolio decisions made on their behalf.

The Government has agreed that KiwiSaver providers will be required to disclose their approach to responsible investing.  It is also intended that a joint working party with scheme provider representatives will be set up to develop guidelines on responsible investing.

To recap. Once the revised KiwiSaver is fully implemented a person on the projected fulltime average wage in 2011 will need to save about $40 per week.  That will result in $100 a week going into their KiwiSaver account, or about $5,200 a year.  The net additional cost to the employer will be zero in the first two years rising to $20 per week by the fourth year.  The Government expects this small additional cost to be taken into account in wage bargaining over the next four years.

KiwiSaver now presents the chance for a new beginning for New Zealand in terms of saving and investing.  It is the individual’s equivalent to the New Zealand Superannuation Fund – the opportunity for greater security in retirement.

At the same time it will significantly increase the flow of funds in New Zealand for investing both here and overseas.  The effects of such funds can be seen in Australia.  By some measures Australia is now the world’s fourth largest offshore investor.  We, on the other hand, are one of the world’s largest borrowers relative to our size.

Madam Speaker,

The returns on saving and business investing will be increased as a result of the second main element of Budget 2007, the Business Tax Reform package.

This package is the outcome of Labour’s confidence and supply agreements with the United Future and New Zealand First parties.  I particularly want to acknowledge the role of the Minister of Revenue, Hon Peter Dunne, in developing this package.

The most obvious and expensive, though not necessarily the most important, part of this package is the reduction in the headline rate of corporate tax from 33 per cent to 30 per cent from 1 April 2008.

Business has long argued that such a reduction will assist in boosting productivity and competitiveness and attracting more foreign direct investment increasing labour productivity and wage rates.

It should also reduce the attractiveness of structuring businesses so as to report minimal profits within New Zealand.

The cost of the reduction is expected to be $675 million in the first full year, 2008/09.  Dividends are generally paid out in arrears so, to ensure that credits are not trapped in companies, the current 33 per cent imputation credit ratio will be available until 31 March 2010.  This leads to a transitional cost of around $115 million in 2008/09 and $40 million in 2009/10. In Australia this concession was not allowed when the corporate tax rate was last reduced.

At the same time, the tax rate for widely held vehicles and the top tax rate for Portfolio Investment Entities will be reduced from 33 per cent to 30 per cent from 1 April 2008 at a cost of $50 million in the first full year.  Certain closely held saving vehicles will continue to be taxed at 33 per cent.

These rate reductions will be legislated for later today.

When the business tax discussion document was released proposals were also included for tax credits for research and development, export market development, and skills training.  Following feedback from business and tax advisory groups it has been decided not to proceed with the latter two proposals.

Instead, some $87.8 million of new funding over the next four years will be provided for the Market Development Assistance Scheme to encourage firms to take new products to market so as to boost exports and productivity.  $53 million will be invested over four years to increase participation in industry training.

After careful reflection, the Government has decided to proceed with a research and development tax credit.  This credit will be at the rate of fifteen per cent of eligible expenditure.

To qualify, research and development activities must be systematic, investigative, and experimental.  They must either seek to resolve scientific or technological uncertainty or involve an appreciable amount of novelty.  They must be directed at acquiring new knowledge or creating new or improved products, processes or services.

Certain activities are excluded, as they are in other jurisdictions, generally to delineate more clearly the boundary between innovation and routine activity.

A business must control the research and development expenditure, bear the financial and technical risk, and own the results.  The research and development must be carried out predominantly in New Zealand.

Eligible expenditure will cover employee remuneration, depreciation of tangible assets used primarily in conducting research and development, overheads, consumables, and payments to entities conducting research and development on behalf of the business.

The tax credits will reduce tax payments and imputation credits will arise for tax paid by way of the research and development credit.  Credits will be paid out in cash to loss-

making businesses.  Businesses will be able to claim the credit as part of their normal tax return process.

The fiscal cost is expected to rise from $140 million in 2008/09 to $260 million in 2010/11.  This represents a massive investment by the Government in private sector research and development and will place us in a much more competitive position vis-à-vis Australia in particular.

Madam Speaker,

The review of the international business tax regime may be even more important than the corporate rate cut or the research and development tax credit in contributing to future economic growth, though it is likely to cost far less.

Our current tax rules in relation to New Zealand companies investing in offshore activity impose additional costs that are not faced by businesses resident in other countries. This has created an incentive for New Zealand firms to migrate.

Currently, New Zealand taxes New Zealand residents on their worldwide income.  This includes any income that is earned by a foreign company that is controlled by New Zealand residents.  This applies in all countries except the eight countries on the grey list.

The discussion document released in December last year signalled an intention to provide a tax exemption for active income earned by such a controlled foreign company.  This is the international norm.

The Government has decided to introduce a package with the following features:

•             introduction of a tax exemption for active income

•             tax exemption for ordinary dividends from controlled foreign companies

•             replacement of the current grey list exemption relating to eight countries with a simple test treating controlled foreign companies with less than five per cent passive income as exempt, no matter where they do business

•             a limited definition of passive income under the new rules

•             introduction of interest allocation rules for offshore investments and

•             repeal of the conduit rules.

This is a balanced package which is simpler, more consistently applied, and more internationally competitive than the current controlled foreign company rules.  A number of base maintenance measures canvassed in the discussion document are not being pursued.

A second round of consultation will be undertaken to work through detailed design and implementation issues.  The final policy package will be conditional on the outcome of this consultative process.

The downside of this is that the time required for further consultation and then drafting and passage of the legislation will mean that it is very unlikely to be able to come into effect before 1 April 2009.  However, the clear indication that reform will occur should be helpful in business decisionmaking around firm location.

Madam Speaker,

The total cost of this Business Tax Reform package is estimated to be $1.06 billion in 2008/09 rising to $1.13 billion in 2010/11.  It is easily the most comprehensive business tax package since the mid-1980s and marks the first reduction in the corporate headline rate since 1988 under the Fourth Labour Government.

In addition, other tax changes which are business friendly will be introduced today.  The bill to be referred to a select committee will include changes to the compliance and penalties regime. Included in the bill to be passed through all stages will be remedial measures for Portfolio Investment Entities.  These measures will address a number of technical issues with the Portfolio Investment Entity rules and ensure that prospective KiwiSaver funds can convert their systems on schedule.

Later this year a Limited Partnerships Bill will be introduced which the Government hopes the House will be able to deal with expeditiously as it will assist significantly new technology and venture capital companies.

Finally, the Government will release a discussion document exploring further potential measures for simplifying tax compliance, focussing in particular on small to medium sized businesses.

There are two other major developments in relation to taxation which deserve discussion today.

First, as a result of the confidence and supply agreement with United Future, a discussion document was released last year outlining options in relation to the taxation of charitable donations.

As a consequence of the submissions on the discussion document the Government has decided to remove the current rebate threshold on individuals’ charitable donations.  In future, all such donations to organisations with charitable donee status will qualify for the 33 per cent rebate.

The deduction limit on charitable donations made by companies and Māori authorities will also be removed.  The company deduction will also be extended to small unlisted companies.

In November this year the Government will issue a further discussion document on proposals for a system of payroll charitable giving. This, if approved, would provide a mechanism for employees to donate to their charity of choice and receive a deduction immediately.

The second matter is of quite a different nature.  Much concern has been expressed about overinvesting in housing and the impact of the tax system in encouraging this.  While there is no political consensus on any major remedial measures I am mindful of the fact that under the current law investing in housing for the purpose of making a capital gain, that is trading in housing, is taxable.

In order to underline the significance of this fact and to send a clear signal to housing investors about the purport of the current law it has been agreed between myself and the Commissioner of Inland Revenue that an additional $14.6 million over the next three years will be provided to Inland Revenue to strengthen the auditing of property transactions.

In conjunction with KiwiSaver’s encouragement of more diversified saving it is hoped that this will lead to some easing over time in the pressure on the housing market.

Madam Speaker,

KiwiSaver and the business tax package are central to this Government’s plans for economic transformation.

In addition to the near-doubling of the Market Development Assistance Scheme $33 million will be spent over four years towards developing better export links with Asia.  This includes increasing New Zealand Trade and Enterprise services in Asia, strategic tourism marketing in China, and planning for the 2010 Shanghai Expo.

A critical component of the economic transformation agenda is to lift firms’ innovative and absorptive capacity and improve research links between firms, Crown Research Institutes and Tertiary Education Institutions and align tertiary skills to the needs of business.

Budget 2007 commits an additional $67 million over four years to support innovation and improve linkages. Major initiatives include:

•             lifting business performance through research and development to boost private sector R&D and research into innovative foods, beverages and other new products

•             building science capability through CRIs and the Marsden Fund

•             improving sustainability and primary sector productivity, and funding for Pastoral 21 and

•             increasing high value exports by developing a 3D digital graphics cluster through leveraging the expertise and networks of an industry leader.

In Budget 2007, the Government’s focus is on improving the quality and relevance of tertiary education with a package that will ensure the successful implementation of the tertiary reforms. This year’s Budget package will enable the tertiary system to better fulfil New Zealand’s needs, and at the same time provide better value for money for taxpayers and students. Major initiatives to be funded in this Budget include:

•             $129 million to strengthen universities’ international competitiveness and support strategic change in the university sub-sector

•             $76 million in operating and capital funding to support the distinctive contributions of the Institutes of Technology and Polytechnics sub-sector

•             $35 million in capital funding to support strategic change in ITPs and wananga through the Quality Reinvestment Programme

•             $6 million to build the research capability of the wananga sub-sector

•             $69 million to provide for increased growth in participation in Industry Training as part of the Business Tax Reform package and sector leadership funding for Industry Training Organisations

•             $28.9 million in operating funding to increase student access to allowances and scholarships (which will be partially offset by a consequent reduction in demand for student loans) and

•             $14 million in additional funding for the Performance Based Research Fund to increase research activity and also increase the quality of research outputs in New Zealand.

Madam Speaker,

Budget 2007 demonstrates the Government’s leadership on sustainability by spending $30.5 million operating and $1.6 million capital over four years on a range of measures to enhance sustainability in the government, business and household sectors. These include:

•             building sustainability into procurement by government agencies and improving eco-verification, to grow the market for sustainable goods and services

•             a household sustainable living programme focussed on promoting the uptake of sustainable behaviour and actions in the home

•             working in partnership with business to enable firms to adopt more sustainable business practices and use them for competitive advantage

•             moving the public sector towards carbon neutrality and

•             partnering with local government to construct a network of public space recycling bins throughout New Zealand.

Budget 2007 commits $72.4 million towards energy efficiency initiatives.

The EnergyWise package of initiatives invests in programmes to support fitting of insulation and clean, energy efficient heating to houses, establishing a home energy rating scheme, and general promotion of energy efficiency. This represents an investment of nearly $34.4 million over four years, of which $15 million will be met from levy funding.

$23 million over four years has been set aside for policy development and implementation of an interest-free loans scheme to support home energy efficiency measures,  and $15 million over four years has been set aside for implementation of the home energy rating scheme after the policy is fully developed.

Budget 2007 also commits significant spending on climate change over four years on:

•             providing international leadership and establishing international partnerships on agriculture and forestry research and

•             research into the impact of climate change on New Zealand and techniques for mitigation and adaptation.

Madam Speaker,

This Government has paid particular attention to the development of New Zealand’s long-neglected land transport infrastructure, road, rail, and public transport.

When this Government came into office only 42 per cent of fuel excise duty on petrol was retained in the National Land Transport Fund. Now the income flow is in the opposite direction.  General taxation is now subsidising the restoration and extension of the rail network, the massive upgrading of the road system, and the largest increase in public transport expenditure in our history.

The Government is investigating full hypothecation of fuel excise duty. This would mean that all revenue collected from road users would be permanently dedicated to land transport, including public transport.

Yet still there is a demand for more.  In particular, the Auckland Regional Council has identified the electrification of the rail system as its top transport priority.  This is on top of the $600 million which the Government committed last year for the upgrading of the Auckland rail network.

Wellington has collectively expressed support for the building of Transmission Gully but has inadequate means for funding its share of the likely costs.  Other regions have their own priorities which are not able to be funded within the current programme or which do not necessarily rank most highly on a nationally-based cost-benefit test.

The Government has given careful consideration to these issues.  The Government favours further development of the public transport system and roading, especially where the latter will contribute to sustainable development and reduce congestion.

Subject to Parliament agreeing to the necessary funding mechanism the Government has decided to proceed with the electrification of the Auckland urban rail system.  In addition, the Auckland Regional Council will need to purchase new rolling stock.

In the case of Wellington the Government’s current responsibilities will be extended over the next four years by new funding for worn out infrastructure, extending double tracking to the Waikanae River, electrifying to Waikanae Station and enlarging the tunnels on the Johnsonville line.  This is in addition to the announcement by the Greater Wellington Regional Council last week.

The Government is budgeting $600 million over six years for its contribution to this urban rail programme in Auckland and Wellington.

An additional $50 million will be spent on general track improvements to the national rail network over 2008 to 2010.

Neither Auckland electrification nor such projects as Transmission Gully (beyond the investigation stage) are within the current programme or able to be funded out of it.

The Government is therefore proposing a framework for the introduction of a limited regional fuel tax to enable local authorities and the Government to pay for transport projects sought by a region where those projects would not attract funding within the timeframe desired by the region.

It is proposed that such a regional fuel tax, covering both petrol and diesel, would be at a maximum rate of ten cents a litre.  Preference will be given to public transport and other land transport developments which will reduce congestion with no more than five cents a litre to be spent on roading projects.

The tax will be collected at the wholesale level.  There will be a refund system for non-road purposes using the current petrol excise duty refund system.

The proceeds of the regional fuel tax will be reserved for specific capital assets and projects.  As such it will be clear to consumers what the money is being used for.  A maximum repayment period of 35 years for any single regional fuel tax proposal would apply.

In the case of Auckland, in order to fund electrification the initial rate of regional fuel tax is estimated to be five cents a litre.

Electrification is timetabled to be completed by 2013.  An earlier date of 2011, to coincide with the Rugby World Cup, was considered.  But it is clear that the risks of aiming for 2011 are too great, including the prospect of extensive disruption to other transport modes.

This project has the capacity to increase substantially public transport use in Auckland.  It will need to be linked to integrated ticketing, increased bus patronage, and other developments to realise its full potential.  But it provides the chance for Auckland to make up for decades of underinvesting in public transport if it chooses to grasp the opportunity.

Madam Speaker,

Apart from the Business Tax Reform package, the largest area of fiscal cost is in the Families Young and Old theme.

Consistent with the confidence and supply agreement with New Zealand First the Government set the net married couple rate of New Zealand Superannuation at 66 per cent of the net average wage on 1 April 2007. Other rates were also adjusted accordingly, including those of Veterans’ Pension, meaning older New Zealanders enjoyed a 5 per cent lift in their after-tax pension income. As part of this package, the income thresholds for abatement of both the Disability Allowance and the Community Services Card were increased to ensure no superannuitants or veterans would lose their eligibility to these entitlements. This represents new expenditure of $280.7 million over five years.

The Government is spending $3 billion over four years in the health sector, including:

•             $1.9 billion to maintain service coverage by meeting cost pressures, demographic pressures and technological change

•             expanding the elective surgery initiative

•             increasing the focus on obesity through Healthy Eating-Healthy Action and Get Checked

•             furthering the Cancer Control strategy

•             modernising information technology infrastructure

•             improving services for people with disabilities and older people, including through addressing workforce issues arising from low-paid workers in DHBs and within aged residential and home based support settings

•             addressing emerging pressures on DHB pharmaceutical budgets and

•             including the pneumococcal vaccine in the National Immunisation Schedule to protect the public from this disease.

Budget 2007 ensures New Zealanders will have a safe and just society through increased funding to the justice sector, including:

•             the second tranche of extra frontline police officers and additional capacity in the justice sector for the initial flow-on effects

•             construction of permanent premises for the Supreme Court, including refurbishment of the historic Wellington High Court

•             funding for the Human Rights Commission to ensure business continuity, and to improve service delivery

•             funding to allow the Police Complaints Authority to investigate and review complaints against Police within agreed timeliness and quality standards and

•             implementation of the Coroners Act, including establishing the Office of the Chief Coroner, nine Coronial offices around the country with fourteen full-time Coroners and a new Coronial Services Unit in the Ministry of Justice.

The Government remains committed to the future of young New Zealanders. Budget 2007 invests more than half a billion dollars in major initiatives including:

•             inflation adjustment for early childhood education centre general funding rates and for free ECE funding rates, and a funding increase to Kohanga Reo

•             capital funding for school property, including building new schools, new classrooms and new school gyms, modernising existing schools and development for kura and wharekura

•             extra Year 1 teachers to bring the teacher to pupil ratio down to one to eighteen by the start of the second term in 2008

•             a four per cent increase in school operational funding to target pressures identified in the review of operational funding, and other initiatives including relief teachers and schools sharing IT expertise and

•             funding to maintain support for youth programmes such as Project K and AIMHI.

Madam Speaker,

The National Identity theme receives a major boost.

This Government has consistently shown that we do not shirk our international duties.  The centrepiece of the National Identity theme is raising annual Official Development Assistance by $246 million by 2010/11, reaching 0.35 per cent of Gross National Income.  This increase was identified by the Minister of Foreign Affairs, Rt Hon Winston Peters, as a top priority and implements a Labour Party manifesto promise. It allows us to address urgent Pacific and Asian development needs.  It is the largest increase in Overseas Aid in New Zealand’s history and underlines our commitment to helping eliminate global poverty.

The Government is also strengthening the presence of New Zealand in the world through:

•             Continuing to meet our Defence commitments by allocating an additional $58 million per annum from 2007/08

•             Funding an increase in the Ministry of Foreign Affairs and Trade baselines of $105 million over four years to strengthen the Ministry’s overseas networks and increase their capability to deal with our international priorities

•             Continuing the New Zealand Police’s contribution to the Regional Assistance Mission to the Solomon Islands and the Solomon Islands Police Force and

•             increasing global science collaboration for Antarctic research as part of International Polar Year.

Budget 2007 commits $8.2 million of operating and capital funding over four years to the National Library of New Zealand to support the Government’s Digital Content Strategy. Other initiatives include:

•             providing expert information and advice relating to the creation, preservation and protection of New Zealand digital content and

•             enhancing access through public library networks.

Budget 2007 meets the Government’s commitment to Vietnam Veterans and their families with a total of $16.5 million over the five year period 2006/07 to 2010/11. This funding is in relation to the provision of a welcome home ceremony, medallic recognition and other initiatives around the health and well being of veterans and their families.

Budget 2007 commits $35.6 million to Māori and Treaty-related initiatives. The significant areas include:

•             enhancing the Māori Television Service

•             meeting the 2020 Waitangi Tribunal Settlement target

•             increased operational funding for Iwi Māori Radio and

•             meeting Treaty settlement objectives and improved implementation of settlements involving cultural redress.

Critical capability needs within National Identity agencies are being addressed through Budget 2007.  These include:

•             the Department of Conservation

•             the Ministry for Culture and Heritage

•             Radio New Zealand

•             Archives New Zealand and

•             the National Library.

In addition, the Government is investing $8 million in New Zealand On Air to maintain services and develop appropriate programming for the emerging digital environment.

The Government is also providing $8 million to the Department of Conservation to prevent loss of biodiversity at nationally important freshwater sites through integrated management of pests.

Madam Speaker,

Budget 2007 has presented even more difficulties than last year’s Budget in achieving an appropriate balance between the various competing worthy demands and needs which must be met.

Maintaining surpluses at the very high levels seen over the last three years is not feasible indefinitely.  Moreover, Budget 2007 has had to accommodate the fiscal consequences of previous policies, such as Working for Families, the full impact of which first occurs in 2007/08, the well-signalled Business Tax Reform package, and other matters arising from confidence and supply agreements.

Significant further spending or revenue reductions in ways which would add to domestic demand, hence putting additional pressure on inflation and the exchange rate, would not be sustainable.

I am satisfied, therefore,  that the overall fiscal outturns forecast in Budget 2007 are consistent with the Government’s long term fiscal objectives.  Gross sovereign issued debt is forecast to fall to about 22 per cent of GDP by the end of the forecast period.

Net core Crown assets, including the New Zealand Superannuation Fund, are forecast to rise to 10.3 per cent of GDP or just over $20 billion by 30 June 2011.  This compares with net core Crown debt of 20.7 per cent of GDP when I became Minister of Finance.

Operating surpluses averaging 3.1 per cent of GDP over the forecast period are sufficient to meet the Government’s long-term fiscal targets.  And we will move from a cash surplus position over the last few years to cash deficits averaging $1.4 billion a year.

While these remain healthy numbers in comparison with international or New Zealand’s historic standards it does indicate a somewhat more expansionary position than the very large surpluses we have seen recently.  I would gently remind the House that the latter position has been the subject of considerable criticism inside this Chamber as well as outside.

More importantly, four factors need to be borne in mind.

The first is that some of the increased spending and foregone revenue will not be spent in New Zealand, thus reducing any demand impacts.  That is most obviously so in relation to the large increase in Official Development Assistance.

The second is that the corporate tax rate reduction should lead to increased investing for future growth and development.

The third is that the forecast cash deficits, in every year, are less than the transfers into the New Zealand Superannuation Fund.  In other words, the overall fiscal stance remains firm.

The fourth, and most important, is that the Government has made a conscious decision to forego a substantial proportion of its own surplus in order to underpin the most significant initiative in private saving in New Zealand’s history for over a generation.

This initiative’s design means it will have little or no domestic demand impact and so is supportive of monetary policy in the current economic environment.

No such initiative has been successfully introduced since the saving scheme begun by the Third Labour Government.  That scheme was overturned, initially illegally, by an incoming National Government.  It was a lost opportunity to lift our saving and investing record.

The KiwiSaver scheme is already in place and begins on 1 July.  A recent survey shows a strong increase in awareness of the scheme and a higher than anticipated level of intention to participate.

Today the Government has announced major additions to KiwiSaver which will make it even more attractive.

New Zealand now has the opportunity to build a sustainable future of greater self-reliance, greater security and greater opportunity.  KiwiSaver with these additions will greatly enhance our chances as a nation of following a sustainable path to social and economic development.

It will provide our young families with a greater chance of owning their own home.  It will lift prosperity in retirement for millions of future retirees.  It will support stronger and deeper investing in our own future, by ourselves for ourselves.

The chance to do this has been created by seven years of strong fiscal management.  It is a chance Parliament and New Zealand should grasp with both hands.

Fiscal Strategy Report

The Public Finance Act 1989 specifies principles of responsible fiscal management and sets out reporting requirements on the Minister of Finance and the Treasury.  The reporting requirements on the Minister include two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the Government’s fiscal policy.  The BPS has a shorter-term focus.  It sets out the overarching policy goals that will guide the Government’s Budget decisions and the Government’s priorities for the forthcoming Budget.  The FSR sets out the Government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management.

The reporting requirements on the Treasury include the publication of economic and fiscal forecasts (Economic and Fiscal Update) twice each financial year: at the time of the Budget and again before the end of the calendar year.  The Treasury must also publish an Update prior to a general election.  In addition, the Treasury is required to publish, at least every four years, a Statement on the Long-term Fiscal Position looking out at least 40 years.  The first Statement was presented to Parliament in June 2006.  The horizon covered by the Statement means that it has a different character to the BPS, the FSR, and the Updates, as it extends across the terms of many more governments, with potentially many different policy regimes.

The following table summarises the legislated requirements for each document*.

* For full information see Public Finance Act 1989 Part 2 sections 26F-26Z.

Budget Policy Statement	Fiscal Strategy Report	Statement on the Long-term Fiscal Position
Produced annually before the end of March.	Produced annually with the Budget.	Produced at least every four years.

Requirements:

•  state broad strategic priorities for the forthcoming Budget

•  state any changes to long-term objectives

•  state any changes to short-term intentions, and

•  explain how the changes in objectives and short-term intentions accord with the principles of responsible fiscal management.

Requirements:

•  state long-term objectives for fiscal policy

•  explain how the objectives accord with the principles of responsible fiscal management

•  provide projections over at least 10 years showing likely progress against long-term fiscal objectives, and

•  state short-term intentions (three or more years) and their consistency with long-term objectives and the Economic and Fiscal Update (EFU).

Requirements:

•  prepare a statement on the long-term fiscal position relating to a period of at least 40 years

•  disclose significant assumptions, and

•  the Treasury to use its best professional judgements about the risks and the outlook.

Economic and Fiscal Updates

Budget (published with the Budget).	Half-Year (published between 1 November and 31 December, usually in conjunction with the BPS).	Pre-election (published not earlier than 30 or later than 20 working days before polling day)

Requirements:

•             economic and fiscal forecasts for the current financial year and each of the next two financial years.  The economic forecasts must include forecasts of major economic aggregates (output, inflation, employment, current account) and a statement of significant assumptions.  The fiscal forecasts must include: forecast financial statements; a statement of specific fiscal risks relating to Government decisions and any other contingent liabilities; and a statement of significant accounting policies and changes in policies. The Budget Update must include a statement of tax policy changes.